Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: February 25, 2015

The following is the transcript from a presentation given by J. Patrick Keyes, Executive Vice President and Chief Financial Officer of Wisconsin Energy Corporation, on February 25, 2015.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys.  The registration statement was declared effective by the SEC on October 6, 2014.  Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Wisconsin Energy Corporation

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Page 1 Wisconsin Energy Corporation February 25, 2015 11:15 a.m ET Dan Eggers: Hi, everybody. It's my pleasure to keep the morning going. Today we have Pat Keyes, CFO of Wisconsin Energy here to share their story. Obviously, there's a lot going on with a very big transaction in their mark, a very interesting and compelling deal that there's a lot to discuss, as well as what has consistently been a very, very good Wisconsin electric utility story. So we appreciate you guys coming out to share your story this year. Pat Keyes: Thanks, Dan. Welcome to everybody. I'm glad you're in here when it looks like the snow, it's nice, fresh powder. I appreciate you staying inside to listen to me. As the usual, we will have forward-looking numbers in our statements, and as you know, those can vary. And because we, as Dan mentioned, are in the middle of a merger, we have information. If you have questions and want to dig in, there's also locations and contact information here. Over the past 10 to 15 years, we have established what we believe is an exceptional track record of performance, both financially and operationally. And let me start with an example of the operational side. This year, or this past year, we were named the Most Reliable Utility in the Midwest for the fourth year in a row, for seven of the past 10 years, and nine of the past 12. And essentially, it's a study done by an outside consulting agency. And what they look at is the overall health of our distribution system. They are outage frequency, duration, how we respond to major storms, how we communicate with customers. And as, obviously, we think and this outside industry would also agree, that we're doing very well. Reliable service often goes hand in hand with satisfied customers, and to wit, we're number-one ranking in the Midwest for customer service, in the top quartile nationally for overall satisfaction, according J.D. Power. We also, in addition to outside surveys, do our own surveys, both of Company satisfaction and transaction satisfaction. That gives us some more real-time feedback and let us do course correction if we happen to misstep or something is confusing our customers. And I'm glad to say that in December of this past year on the transactional survey, we got the highest rating we've ever had since we started it, so the highest in our history.

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Page 2 On the financial side of our track record of performance, we are the only company in the S&P Electric, the S&P Utilities, the Philadelphia Utility and the Dow Jones that has grown both earnings per share and dividends per share every year since 2003. Now let's take a look at total shareholder returns. What this table is setting up is across the same four indices, over one-, three-, five-, and 10-year time horizons, what have the total shareholder returns been. So if you look across each of the indices, it's a fairly good time to be in the utilities sector. If you look at Wisconsin Energy, it doesn't matter what time slice you use, we have beaten all the indices with our total shareholder return. How did we do last year, you may ask? Well, we think we did pretty well. Our adjusted earnings per share of $2.65 was an increase of 5.6% over last year's $2.51. If you look ahead, we're one of the few utilities with a specific and granular 10-year capital spending program. So as a standalone company, we project to invest $6.6 billion to $7.2 billion, primarily on renewing and modernizing our grid, or what we sometimes call Delivering the Future. There's some spending on reducing environmental standards, and we certainly are constantly investing to reduce costs for our customers. But if you look at the materials we've got in our website within our detailed investor presentations, we've got very specific plans over the next 10 years, where we plan to invest in our gas distribution, our electric distribution, our fleet, and then in our, I'll call it technology and customer care. So at this point, this is where we were prior to June of last year. Earnings per share growth, 4% to 6%; positive free cash flow, which as you all know, as a utility, is fairly unusual -- we're one of the very, very few in the country that can say that; strong track record of reliability; strong customer sat. And that takes us to June of last year, where at least for us, the world changed significantly, when we announced our acquisition of Integrys for $71.47 a share. So I'm going to go through a little bit about how that acquisition is progressing, and I'll tell you just a little bit about Integrys, if you're not familiar with them. The acquisition will create the leading electric and natural gas utility in the Midwest, offering significant benefits to both our customers and our shareholders. And most importantly, those of you that have followed us know that we've had three criteria we set out for any potential acquisition. And those are it has to be accretive to earnings in the first full calendar year of combined operations. It's got to be largely credit-neutral. And then the long-term growth prospects of the combined entity have to be at least as strong as our standalone. This transaction meets or exceeds each of those criteria. And in fact, I had mentioned earlier our 4% to 6% growth, we now expect to be 5% to 7%. A little bit more on the strategic rationale. I'll show you a map on the next slide, but basically, Integrys and Integrys's Wisconsin Public Service subsidiary and our WE Energy subsidiary actually physically abut. So we've got a good geographic fit. Most of you, I think, are aware that WE, WE at Wisconsin Energy are a 26% owner in the American Transmission Company. We're the second-largest owner. Integrys was the largest owner at 34%. So combined, we are now a 60%, or upon approval of the merger, we would be a 60% owner of the American Transmission Company.

Wisconsin Energy Corporation

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Page 3 And then finally, for a Company whose primary jurisdiction was in Wisconsin -- a little bit in Michigan -- we're adding some diversification with Minnesota, Illinois, and a bigger presence in both Wisconsin and Michigan. From the financial standpoint, the combined Company will have double the annual capital spending. So in other words, as a standalone company, we were $700 million a year projected. With Integrys, we will be $1.4 billion a year. The combined Company will have increased rate base -- we will increase this rate base by 70%. I mentioned EPS growth of 5% to 7%. Let me highlight that more than 99% of that will come from regulated operations, so it's pretty much a more of us story. We're 100% regulated; Integrys is virtually all regulated. Integrys as a standalone company also had a 4% to 6% growth EPS projection, but they were issuing equity to do that. Our 4% to 6% growth at Wisconsin Energy was we have free cash flow, as I've mentioned before, part of which we were using to buy back shares. So in effect, by combining the two companies, we take our free cash flow, we terminate the share repurchase program and use it to help fund their capital investments so they don't have to issue equity. And thereby, two 4% to 6% growth stories become 5% to 7%. We'll continue with charitable contributions and community involvement. Again, Integrys, their biggest operating headquarters are in Chicago and in Green Bay. Obviously, I also mentioned Michigan and Minnesota. We will continue those community commitments. We will continue to have a strong balance sheet, and we also will continue to be cash flow positive on an annual basis going forward. So I promised you a map. This would be the combined Company service territory. The gold piece in the southern part of Wisconsin is our existing service territory. The blue, kind of diagonally colored, is Integrys's Wisconsin Public Service. That is both electric and gas, just as at Wisconsin Energy, we are also both electric and gas. Minnesota is all gas. Michigan is all gas in the southern part of the Lower Peninsula. And then if you look closely around Chicago, the two subsidiaries of Integrys that serve Chicago in the near north side. So that's going to be around a $17 billion market cap company with over 4.3 million customers and just about $17 billion of rate base. Some key components of the transaction. We will keep the headquarters in the metropolitan Milwaukee area, where Wisconsin Energy is currently located. We will continue to have operating headquarters in Green Bay, Chicago, and Milwaukee. Gale Klappa, whom many of you know, is our Chairman and CEO and will be Chairman and CEO of the combined Company. The other senior leadership roles will be filled by current Wisconsin Energy senior officers. And then from a governance standpoint, we'll add three members to our Board from Integrys. Upon closing, our holding company name, our Company name, will be WEC Energy Group and the stock ticker will remain WEC, not surprisingly. The ownership is just over 70% of current Wisconsin Energy shareholders and just under 30% of current Integrys shareholders. Financial terms. The overall transaction value at the time of the announcement was $9.1 billion. That's $5.8 billion for the Integrys shares we're going to acquire and $3.3 billion for assumed Integrys debt. Of the $5.8 billion of Integrys shares with 74% equity, 26% cash, the equity side of it was done through a fixed exchange ratio of 1.128 Wisconsin Energy shares for each Integrys share. And the cash consideration is $18.58 a share. That's fixed. If you do the math, there's about 80 million round number Integrys shares. That gets you to about $1.5 billion of acquisition debt, which we will issue just in advance of the transaction.

Wisconsin Energy Corporation

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Page 4 Dividend policy. As a standalone Company, Wisconsin Energy has a stated policy to get to a 65% to 70% payout ratio by 2017. That implies trending 7% to 8% dividend growth until we get there. So if you think about it, around the first of each year we would raise the dividend by 7% to 8%, and that would get you in 2017 to that payout ratio. With the merger, we're going to bring the Integrys shareholders and the Wisconsin Energy shareholders dividends in balance, which means Wisconsin Energy shareholders have to get a dividend increase. So, for example, if we were to say the merger was going to close July 1, that means the Wisconsin Energy shareholders would get a dividend increase of 7% to 8% to bring them to parity. So in effect, we've taken the 1/1/16 dividend and pulled it forward by six months. That makes sense. Integrys shareholders will stay neutral until the time of close. And then afterwards, both shareholders are going to grow -- the dividend will grow with the earnings rate of 5% to 7%. Perhaps the thing that we're paying the most attention to now, not surprisingly, is the various approvals. In August, we applied to each of the four states for approvals, and I'll quickly go through them here and be happy to go in more detail if there's any questions later. Illinois, the Illinois Commerce Commission set a date of July 6 of 2015. We are currently -- I would say right now, Illinois is actually, ironically, even though if you look at that map, that table, that's the latest date -- they're the furthest ahead right now. Illinois has gone through three -- this will be the third gas utility merger in the last 10 years, and Illinois has kind of got a playbook they follow. So that's moving along at July 6, 2015, deadline. Michigan, the decision date has been set for June 15, 2015. Minnesota, the Minnesota Commission decided to assert jurisdiction. That was their option, and we had assumed all along that they would want to do that. So they're going to review our application in early May. In both Michigan and Minnesota, it's quite a bit smaller. We're talking each jurisdiction is about $200 million of rate base, 250,000-ish customers on each of them. And then Wisconsin, the oral decision by the Wisconsin Commission has been announced at April 16, 2015. We are complete at the US Department of Justice, switching now to the federal level. And at the FERC, or the Federal Energy Regulatory Commission, the public comment period is now closed, so we're just waiting for a decision. Both sets of shareholders approved the transaction in November, so basically, we believe -- we've said and will continue to say we expect the transaction to close the second half of 2015. If you aren't familiar with Integrys, there's a couple of examples of major capital projects that they have underway that I thought would be interesting to go through, the first of which is a gas main replacement project in the city of Chicago. The city of Chicago has very old gas pipes, some of which date back to 1870. And the Illinois legislature has passed a legislation which enabled an accelerated main replacement program for the state, not just for Chicago, for any gas pipeline replacement. As a result, there's a 20-year program to replace. We're looking over the next five years, the average investment will probably be about $350 million. Last -- well, two years ago now -- Illinois passed a Qualified Infrastructure Plant Rider, or Rider QIP, as we refer to it, which essentially gives immediate earnings as we make investments. So there's a one-month lag after the capital spend is made before it gets onto the bill. And every month, we make a filing -- or Integrys makes a filing -- that says, "Here's what we have done." So that rider's in effect for the

Wisconsin Energy Corporation

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Page 5 first 10 years of the presumed 20-year program. And the nice thing's, among other nice things, that over 1,000 jobs have been created to replace that pipe since the program's been announced. At the Wisconsin Public Service subsidiary, two big projects going on there are an environmental project at their Weston 3 plant. That's a coal plant. They're basically using carbon pellets to clean emissions. So that's about a $345 million investment from 2013 to 2016. Another project that is going on is a system modernization and reliability project, and that essentially is taking overhead wires in rural parts of the state and burying them underground. The first phase of that is just over $200 million from 2014 to 2018, and that is all about improving reliability. As you might expect, some of those wires are very hard to get to, particularly in the winter. And if ice forms and they snap, it takes a long time to get crews out to go fix them. So getting the wires buried underground should help with that turnaround time and reduce the number of outages in the first place. So it's over 1,000 miles of distribution lines that are going underground, and there's probably going to be more to follow that. So with that, I will wrap up and see what questions you have. I think what the key takeaways of this transaction, as I mentioned before, we believe this will create the leading electric and natural gas utility in the Midwest and the eighth-largest gas distribution company. We talked about the earnings per share growth of 5% to 7%, which is coupled with the strong dividend growth. The ATC, the larger investment -- or the larger ownership, excuse me, in the ATC -- will bring additional investment opportunities that we're very excited about. And finally, we continue to be positioned to deliver the best risk-adjusted returns in the industry while remaining positive free cash flow. So thank you. Dan Eggers: So, Pat, I guess maybe just cutting to the chase on the regulatory approval process, can you maybe give a little more color on what have been the major issues that are coming up by jurisdiction and what are the prospects for settlement in the different states as you see it today, both in conversations and maybe past practices by the states? Pat Keyes: Yes, a good question, Dan. Thank you. Let me highlight -- I would say most of the headlines have been around Michigan, so let me start with that. Back in January, we reached a settlement brokered by the Governor which involved the mines, involved a company called Upper Peninsula Power Company, where we sold our electric distribution facilities in the Upper Peninsula of Michigan. Let me see if I can bring that up on the map. So if you note the reddish or maroonish color in the Upper Peninsula of Michigan up on the map, that's the distribution facilities we sold. In addition, there is one big power plant in the Upper Peninsula called Presque Isle; that was also part of the sale. That settlement had -- to step back, part of the uniqueness with our Michigan territory is we did not have a Wisconsin company and a Michigan company. It was one company, and we allocated costs to Michigan. So depending on the year, it could have been 87% Wisconsin and 7% Michigan and 7% FERC or something like that. My math didn't quite work there, but you get the idea. So what this sale did was created a Michigan utility whose only focus is Michigan. You may recall, if you've heard of this Upper Peninsular Power Company before, yes, Integrys, coincidentally, sold its electric distribution assets to the same company a year or so ahead of ours.

Wisconsin Energy Corporation

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Page 6 So what this sale accomplished, or this settlement accomplished, was since we sold it and the parties that were intervening in our FERC approval agreed basically to step out, and I may have to get into the whole SSR thing if you want me to, to get through that, but I'll try to keep it up here for now. And they also agreed not to add any conditions to our Michigan approval. So in effect that, while it took a lot of hard work by a lot of people, that very much simplified the whole Michigan approval process. I would say the other color I could give would be on Illinois since they're furthest along. I alluded to the fact that there have been other mergers in -- or acquisitions -- in Illinois, Integrys's own acquisition of Peoples Gas and AGL's acquisition of Nicor in 2010. In each of those two situations, there were 35 different conditions that the Illinois Commission requested or ordered the acquirer to meet. When we filed, we looked at those 35 and said, "We will meet those as well." And it's been working through some of the fine print on what this means. So examples of those conditions would be job commitments in the state of Illinois. It would be a rate freeze. It would be some of the -- spelling out a little more detail on what kind of foundation or community involvement we're going to do. It's that kind of stuff. That's probably the furthest. Wisconsin, we are exchanging piles of paper back and forth, so not quite as far as Illinois, so not much more color to add to that. And then I said Minnesota's going to wait until May. Dan Eggers: We were talking earlier on your way in about the weather and the cold and comparing it to last year and that sort of thing. How has system reliability been this year, both, not only on your system, but as you look through the MISO region? You guys gave a lot of regional backup support last year. Are you seeing that same call on your system again this year? Pat Keyes: This year is cold, and we're getting tired of winter, with my non-company hat on. But it is nowhere near as cold as the polar vortex was last year. Last year, there were plants down for scheduled maintenance, and when the vortex hit, basically MISO called everything we had. We were running our oil peakers. That's very unusual in the middle of winter. This year, while it's cold, it hasn't been quite as extreme, so we haven't seen the same level of activity, is probably the easiest way to say it. I would say January was a little cooler than normal. February's been cold. Dan Eggers: When you think about investment and sustaining this higher rate of growth in the combined Company than the base company, how does the EPA 111(d) rules coming down the pike affect that investment profile? Is that going to add to the duration of your growth rate, or does it supplement what you guys see currently in plans? Pat Keyes: Good question. On the Wisconsin Energy side of the house, we're still working through the details. But I'm not sure it's going to have the same order of magnitude impact as you will see at other companies. And that's for the simple reason that if you've followed our Company with Power the Future, the backbone of our fleet is so new and efficient and has all the modern scrubbing equipment, dry and wet scrubbers, and the older plants that we have that are the backbone of our fleet have also had all the scrubbing equipment put on them in the 2000s. So we are about as ready as one can be for the EPA. But who knows? We'll see how the guidelines work out. The Integrys side of the house, that's probably more in play. There are still decisions that need to be made, and I'm not quite as in-depth in where those are since that's not our company right now. But that Weston project is an example of, as scrubbing -- that $340 million investment to keep that plant up is something that we don't have in our portfolio right now. And I would say if you looked

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Page 7 at Integrys's investor materials, they would say that with coal fleet, with retiring some of their older coal units, based on their demand projections, they're going to need another plant in the next three to five years. Dan Eggers: What do you think about owning 60% of ATC and MISO talking about some real reliability concerns in the region because of 111(d)? How are you guys thinking about the growth opportunities out of ATC relative to expectations? And are you seeing a growing slate of opportunities, given the regulatory and environmental policy backdrop? Pat Keyes: I would say we are bullish on our thoughts on transmission. The ATC plan has been -- I think it's $3.3 billion to $3.9 billion of investment over the next 10 years -- and the ATC's focus is in Wisconsin, so it's basically -- or Wisconsin and Michigan. And two-thirds are Wisconsin and Michigan. If you look at the plan, it's been fairly stable the last three or four years. Haven't seen a lot of movement. I would say where we have seen a little more activity is on our joint venture with Duke, the DATC. There have been different projects proposed, primarily in the West, that -- that doesn't quite tie back to your question, but that's where we've seen more activity. Dan Eggers: When you guys think about the next layer -- and obviously, you're in the middle of a transaction, but there's always the next thing, as maybe we're greedy in our expectations of what we're looking for. But where do you guys see next major projects being required in the service territory? Is it mostly the transmission distribution work? Are you seeing more generation or some fleet rebalancing opportunities we should be paying attention to? Pat Keyes: Clearly, I think it's the distribution investment that is going to drive the bulk of our capital investment for the eight years to come. It's standalone and combined. And that is a simple result of how the service territory grew. We have got a lot of wires pulled, pipes, substation equipment, transformers that are 40 to 50 years old. And for us to keep our reliability up to the level our customers expect, we are going to have to have a heightened level of investment in our distribution infrastructure vis a vis where we were, say, five years ago. If you look at our 10-year capital plan, that heightened level is that strong throughout it. I would also add that on the gas side, we talked last year at the polar vortex time quite a bit about propane shortages. And we continue to get calls from people that want to get off of propane and switch -- get onto our natural gas system. We have upped the capital budgets on the gas side to accommodate that by about $25 million last year and pretty much throughout the bulk of the plan. If you look at our new connections, gas is twice as much as electric right now. And that is that switching. Dan Eggers: And then I guess from an economic overlay or outlook for demand growth and what's going on in the economy locally, what are you guys seeing trendwise? How are you expecting residential and commercial to respond if all the companies you had at Vail continue to see lackluster performance in those customer classes? What are your expectations and how could that affect investment? Pat Keyes: On the electric side, I would say looking forward, we are basically flat. Over the long haul, we're 0.5% of growth a year, which as Gale has said a couple of times, it's nothing to write home about. We have seen -- last year the good thing was our best-performing sector last year on the electric side was large commercial, and that was up almost 2% which, again, isn't great, but it shows that there's some life in the economy, and some of the sectors are doing very well. I would say if there's anything where we're particularly bullish is on the gas side of the business. In addition, there, I think we're projected, long term, about 0.5% -- flat to 0.5% a year. But over

Wisconsin Energy Corporation

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Page 8 the last three years, and it's hard to normalize, because we haven't had normal weather, it's been 2% or 3%. And that's coming from use per customer is higher. And the use per customer is up simply because if your gas bill, two-thirds of it is the cost of gas, gas is, by historical measures, cheap. It's $4.00, not $12.00. So we see people in the winter turning up their thermostats. That's clearly driving, so the use per customer, if you look at the gas business since 1970, the use per customer has been on a steady decline, and that's simply because furnaces are so much more efficient. Now what we're seeing, at the very least it's leveling, and you could probably make an argument it's coming back up again, depending on how you normalize. And that's because people are turning up the thermostats in the winter. We talked about the propane switching. And the other thing going in our state is frack sand. Frack mining has continued at its former pace. I know others have read about and people are here talking about how, you know, that frack mining is kind of slowing down. Given the quality and the price point of Wisconsin fracking sand, we have not seen any letup. So that has also helped driving our gas demand. Dan Eggers: Perfect. And we've used our time. Thank you very much for coming. Appreciate it. Pat Keyes: Thanks, Dan.